United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________________________________

FORM 11-K
____________________________________________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                   TO

COMMISSION FILE NUMBER: 001-35092

____________________________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXACT SCIENCES CORPORATION 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXACT SCIENCES CORPORATION
441 CHARMANY DRIVE
MADISON, WI 53719

EXACT SCIENCES CORPORATION 401(K) PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Exact Sciences Corporation 401(k) Plan
Madison, Wisconsin

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Exact Sciences Corporation 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2015.

Madison, Wisconsin
June 29, 2020

EXACT SCIENCES CORPORATION 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2019 AND 2018

	December 31,
	2019	2018
Assets
Mutual funds	$86,155,547	$42,592,399
Common collective trusts	1,620,086	1,410,953
Exact Sciences Corporation common stock	46,896,822	30,115,774
Investments, at fair value	134,672,455	74,119,126

Employer matching contribution receivable	12,007,633	7,408,870
Participant loans receivable	600,379	349,504
Total assets	147,280,467	81,877,500

Liabilities	—	—

Net assets available for benefits, at fair value	$147,280,467	$81,877,500
See accompanying notes to the financial statements.

EXACT SCIENCES CORPORATION 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2019

2019
Additions
Investment income
Interest and dividend income	$3,194,844
Interest from participant loans	31,612
Net appreciation in fair value of investments	25,620,375
Total investment income	28,846,831

Contributions
Participant	18,048,279
Employer	12,007,633
Rollover	11,379,045
Total contributions	41,434,957
Total additions	70,281,788

Deductions
Benefits paid directly to participants	5,279,163
Administrative expenses	127,330
Total deductions	5,406,493

Transfers into Plan (Note 1)	527,672

Net increase	65,402,967

Net assets available for benefits, beginning of year	81,877,500
Net assets available for benefits, end of year	$147,280,467
See accompanying notes to the financial statements.

EXACT SCIENCES CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

1.    Description of Plan

The following description of the Exact Sciences Corporation 401(k) Plan and its related trust (collectively, the “Plan”) is provided for general information purposes only. Participants should refer to the current Plan document for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which was established by Exact Sciences Corporation (the “Company”) on January 1, 1998, and provides for elective contributions on the part of the participating employees and employer matching contributions in a discretionary amount, generally up to 6% of employees’ eligible compensation within limits established by the Internal Revenue Code of 1986 (“IRC”). The Plan extends coverage to each employee of the Company, except residents of Puerto Rico. Independent contractors are also excluded from coverage. The Plan has designated the Company as the Plan Administrator. The Plan Administrator is responsible for the operations of the Plan in accordance with prevailing government requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and provisions of the IRC as it pertains to plans intended to qualify under IRC Section 401(a).

In October 2018, the Company completed the acquisition of Biomatrica, Inc. During 2018, employees of Biomatrica, Inc., were eligible to participate in the Biomatrica, Inc., 401(k) Plan ("Biomatrica Plan"), not the Plan. Biomatrica employees became eligible to participate in the Plan effective January 1, 2019. In September 2019, the Biomatrica Plan merged with and into the Plan. Assets totaling $527,672 were transferred into the Plan in connection with such merger.

Plan Amendments and Addendums

Effective January 1, 2019, the participating employers addendum was updated to add Biomatrica, Inc., as a participating employer. Effective September 1, 2019, the plan mergers addendum was amended to allow for the transfer of assets from the Biomatrica, Inc. 401(k) Plan into the Plan. Also effective September 1, 2019, the Plan was amended to include an additional requirement in the Plan's definition of disabled.

Effective March 1, 2018, the Plan was amended to allow for participant loans and to activate automatic enrollment.

Contributions

Plan participants are permitted to make contributions, either pre-tax or Roth contributions, in specified percentages of their annual eligible compensation, subject to certain additional limitations under the IRC. Participants can suspend their contributions at any time and still remain in the Plan. Participants can resume contributions and can change their elected contribution rate, on a prospective basis, at any time. The Plan permits an eligible participant to make pre-tax contributions in excess of the IRC 402(g) limit. These contributions are known as “catch-up contributions.” A participant who attains age 50 during a Plan year is permitted to make catch-up contributions to the Plan, subject to the legal limit on these contributions. The legal limit on catch-up contributions was $6,000 during 2019.

Effective March 1, 2018, the Plan activated automatic enrollment. Under the automatic enrollment provision, an initial pre-tax deferral contribution of 6% is made for (a) newly eligible employees 30 days after such employee’s date of hire, but no sooner than such employee’s entry date, (b) active participants (who were not suspended from making deferral contributions) beginning on April 1, 2018, if they were without a deferral election on file, and (c) each eligible employee having a reemployment commencement date on the later of 30 days from the date of rehire or their entry date. Employees are free to opt out of automatic enrollment.

EXACT SCIENCES CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

The Company may make matching contributions in a discretionary amount determined each year. For the years ended December 31, 2019, and December 31, 2018, matching contributions were made in whole shares of the Company’s common stock equal to 100% of an eligible participant’s pre-tax elective contributions and Roth elective deferrals up to a maximum of 6% of the participant’s annual eligible compensation, rounded to the nearest whole share, and within limits established by ERISA and the IRC. Matching contributions are made once a year following the Plan year to the participant's account, provided that, the participant is employed by the Company as of the last day of the Plan year or meets the death, disability, or retirement exceptions to continuing eligibility requirements.

Participants’ Accounts

Each participant’s account is credited with the elective contributions made by that participant and the employer matching contributions made by the Company with respect to the participant. The participating employees direct the investment of their elective contributions credited to their account into one or more of the investment choices which have been made available to them. Matching contributions are made in the Company’s common stock but the participants have the option to redirect the investment of the matching contributions credited to their accounts into one or more of the investment choices which have been made available to them. Voting rights are retained by the participants holding the Company’s common stock. Each participant’s account will be credited with its share of the net investment earnings of the funds in which that account is invested. The employees individually enroll in the investment funds of their choice and the investment results directly affect their investment balances. The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer’s tax qualified plan).

Vesting

The portion of a participant’s account attributed to elective contributions, qualified non-elective contributions and rollover contributions is fully vested at all times. Vesting of other amounts (e.g., fully vested rights to the portion of a participant’s account arising from employer matching contributions) occurs after the participant’s period of service reaches one year. A period of service is measured from an employee’s employment or reemployment commencement date and ends on an employee’s termination date. Notwithstanding the number of years in an employee’s period of service, a participant is considered fully vested in the event of retirement, death or disability while employed.

Forfeitures

Forfeitures of terminated participants’ non-vested accounts may be used to pay permissible Plan expenses in accordance with the rules under ERISA and any excess may be applied as a reduction to employer matching contributions, discretionary non-elective contributions or profit sharing contributions. Forfeitures occur in any Plan year in which a terminated participant receives the vested portion of his or her account and consequently forfeits the non-vested balance or in which a terminated participant who does not elect to receive distribution incurs a five-year break in service. If a terminated participant resumes employment with the employer within five years subsequent to the termination date, forfeited amounts may be restored to his or her account. For the year ended December 31, 2019, $116,833 was forfeited from participants’ non-vested accounts. As of December 31, 2019, and 2018, $55,438 and $32,718 remained in the forfeiture account, respectively.

Payment of Benefits

Benefits are generally payable following a participant’s termination of employment, death or disability. Benefits are generally payable in a lump sum but may also be paid in installments or through partial withdrawals. Upon demonstration of substantial hardship, and in accordance with specific rules set forth by the Internal Revenue Service (“IRS”) concerning hardship withdrawals, a participant may withdraw elective deferrals, which have not previously been withdrawn, subject to certain limitations.

EXACT SCIENCES CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Administrative Expenses

Effective March 1, 2018, all of the Plan’s administrative expenses, primarily comprised of the costs related to printing and mailing communications to participants, and audit and legal fees, are paid by the Company, with the exception of administrative expenses for terminated employees. All investment related expenses are paid by the participants. Prior to March 1, 2018, only a portion of the Plan’s administrative expenses were paid by the Company. All investment related expenses, and the balance of administrative expenses, were paid by the participants.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities including mutual funds, common collective trusts and Company common stock. Investment securities are exposed to various risks, such as interest rate, market, equity price and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

All investments are carried at fair value or an approximation of fair value. Dividends are recorded on the ex-dividend date and interest is accrued as earned. Purchases and sales of securities are recorded on a trade-date basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Participant Loans Receivable

The Plan allows participants to borrow up to the lesser of half of his or her vested account balance or $50,000. Loans are repaid via after-tax payroll deductions over a period of 60 months. If the loan is for the purchase of a principal residence, the participant may extend to a period of 120 months. Interest rates are set at the date of the loan at the prime rate plus 2% on the first day of the month in which the loan is taken. Interest rates range from 6.5% to 7.5% for loans outstanding at December 31, 2019. Upon termination, the entire outstanding loan balance is due immediately. Any default in repayment will result in a taxable distribution to the participant. Participant loans receivable are measured at their unpaid principal balance plus any accrued but unpaid interest.

EXACT SCIENCES CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Fair Value Measurements

The following provides a description of the three levels of input that may be used to measure fair value under Accounting Standards Codification 820, the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.

Level 1 — Quoted prices available in active markets for identical assets or liabilities;

Level 2 — Inputs other than Level 1 inputs that are directly or indirectly observable;

Level 3 — Unobservable inputs in which little or no market data exists

The following table presents the financial assets the Plan measures at fair value on a recurring basis, based upon fair value hierarchy as of December 31, 2019, and 2018:

	Fair Value Measurement at December 31, 2019
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2019

Mutual funds	$86,155,547	$—	$—	$86,155,547
Exact Sciences Corporation common stock	46,896,822	—	—	46,896,822
Total investments at fair value	$133,052,369	$—	$—	$133,052,369
Investments at net asset value*				1,620,086
Total investments				$134,672,455

	Fair Value Measurement at December 31, 2018
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2018

Mutual funds	$42,592,399	$—	$—	$42,592,399
Exact Sciences Corporation common stock	30,115,774	—	—	30,115,774
Total investments at fair value	$72,708,173	$—	$—	$72,708,173
Investments at net asset value*				1,410,953
Total investments				$74,119,126

*The investment in common collective trusts are measured at fair value using the net asset value per share (or its equivalent) practical expedient and has not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

EXACT SCIENCES CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

The Plan determined that there were no significant transfers between Level 1 and Level 2 investments for the years ended December 31, 2019, and 2018.

The following are descriptions of the composition and valuation of Plan assets measured at fair value:

Mutual Funds — Mutual funds consist of publicly traded funds of registered investment companies. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded in an active market.

Common Collective Trusts - Valued at the net asset value (NAV) of the units held by the Plan which are based on the quoted market prices of the underlying securities of the funds. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. The NAV is based on the value of the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The Common Collective Trusts have (1) no unfunded commitments, (2) a daily redemption frequency, and (3) a redemption notice period of up to 12 months as of December 31, 2019 and 2018.

Exact Sciences Corporation Common Stock - The Exact Sciences Corporation common stock fund contains the Plan’s investment in the Company’s common stock and is based on the unadjusted quoted market price. As a result, the fair value of the stock is classified in its entirety as Level 1 within the valuation hierarchy.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Benefits

Benefits are recorded when paid.

Party-in-Interest Transactions

Some of the registered investment companies the Plan invests in are managed by affiliates of the Fidelity Management Trust Company. Fidelity Management Trust Company acts as trustee for investments of the Plan. The Plan also invests in shares of the Company’s common stock. Therefore, Plan transactions involving these investment securities qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules of ERISA.

The Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

Concentration of Investments

Included in investments at December 31, 2019, and 2018 are shares of the Company’s common stock amounting to $46,896,822 and $30,115,774, respectively. This investment represents 35% and 41% of total investments at December 31, 2019, and 2018, respectively. A significant decline in the market value of the Company’s common stock would significantly affect the net assets available for benefits.

EXACT SCIENCES CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

3.    Income Tax Status

The Plan has adopted the Fidelity Volume Submitter Profit Sharing Plan with CODA. The Fidelity Volume Submitter Profit Sharing Plan received a favorable opinion letter from the Internal Revenue Service (“IRS”) on March 31, 2014, stating that the Fidelity Volume Submitter Profit Sharing Plan is qualified, under the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation. The Plan has been amended since the aforementioned date of the opinion letter. However, the Plan administrator believes that the Plan is currently designed, and being operated in, compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified, and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits for any tax periods in progress.

4.    Trustee and Custodian

The funds of the Plan are maintained under a Trust with the Fidelity Management Trust Company as Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.

The Custodian of the Plan for the year ended December 31, 2019, and 2018 was Fidelity Management Trust Company. The duties of the Custodian include administration of the trust fund (including income) at the direction of the Trustee, the payment of benefits and loans to plan participants and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to participants to individually direct the investment of their interest in the Plan). The Custodian is also responsible for the maintenance of the individual participant records and required to render statements to the participants as to their interest in the Plan.

5.    Termination

Although it has not expressed any intent to do so, the Company has the right, in accordance with the Plan document, to terminate its participation in the Plan, subject to the provisions of ERISA and the IRC. If the Plan is fully or partially terminated, all amounts credited to the affected participants’ accounts will become fully vested. Upon termination, the Plan Administrator will take steps necessary to have the assets of the Plan distributed among the affected participants.

6.    Subsequent Events

The Company has evaluated subsequent events through June 29, 2020, the date the financial statements were issued.

Plan Amendments and Addendums

Effective January 1, 2020, the participating employers addendum was updated to add Genomic Health, Inc., as a participating employer. Effective January 21, 2020, the Plan was amended to change the maximum deferral limit to 75%. Effective March 24, 2020, the Genomic Health, Inc. 401(k) plan was merged with and into the Plan. As a result, assets totaling approximately $82 million were transferred into the Plan.

EXACT SCIENCES CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

COVID-19 and CARES Act

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the "COVID-19 outbreak") and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. This pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and instability in financial markets. Because the values of the Plan's individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and related impact on the Plan's liquidity cannot be determined at this time.

On March 27, 2020, President Trump signed into law the "Coronavirus Aid, Relief, and Economic Security (CARES) Act." The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management has evaluated the relief provisions available to plan participants under the CARES Act and has implemented the following provisions:
•Special coronavirus distributions up to $100,000,
•Extend the period for loan repayments, if applicable, up to one year, and
•Suspended required minimum distributions for 2020.

Exact Sciences Corporation 401(k) Plan
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2019

EIN 02-0478229
Plan # 001

	(b)	(c) Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	(e)
(a)	Lessor or Similar Party	Collateral, Par, or Maturity Value	Cost	Current Value

	Mutual funds
*	Fidelity Investments	Fid US Bond Idx	**	$802,893
*	Fidelity Investments	Fid Mid Cap Idx	**	$3,162,035
*	Fidelity Investments	Fid Real Estate Idx	**	$987,967
*	Fidelity Investments	Fid Sm Cap Idx	**	$2,689,958
*	Fidelity Investments	Fid Total Mkt Idx	**	$7,757,999
*	Fidelity Investments	Fid Infl PR BD Idx	**	$204,205
*	Fidelity Investments	FA Total Bond Z	**	$612,830
	Goldman Sachs Asset Management	GS Emerg Mkts EQ R6	**	$1,226,408
	The Hartford	Hartford Midcap R6	**	$1,773,276
	T. Rowe Price	TRP Retire I BAL I	**	$88,476
	T. Rowe Price	TRP Retire I 2005 I	**	$38,859
	T. Rowe Price	TRP Retire I 2010 I	**	$32,283
	T. Rowe Price	TRP Retire I 2015 I	**	$101,153
	T. Rowe Price	TRP Retire I 2020 I	**	$968,434
	T. Rowe Price	TRP Retire I 2025 I	**	$3,147,431
	T. Rowe Price	TRP Retire I 2030 I	**	$7,412,354
	T. Rowe Price	TRP Retire I 2035 I	**	$9,725,680
	T. Rowe Price	TRP Retire I 2040 I	**	$10,743,533
	T. Rowe Price	TRP Retire I 2045 I	**	$8,427,579
	T. Rowe Price	TRP Retire I 2050 I	**	$6,957,757
	T. Rowe Price	TRP Retire I 2055 I	**	$6,425,046
	T. Rowe Price	TRP Retire I 2060 I	**	$2,916,064
	Lord Abbett	LA Intl Opp R6	**	$674,443
	Federated Investors, Inc.	Fed IS High Yld BD R6	**	$932,927
	BlackRock	Blkrk Global Alloc K	**	$231,610
	Invesco	Invs Comstock R6	**	$942,649
	Federated Investors, Inc.	Fed Intl Leaders R6	**	$1,206,597
	J.P. Morgan Asset Management	UM Behavioral Val R6	**	$524,332

	Janus Henderson Triton Fund Class	J H Triton N	**	$1,544,375
	Columbia Threadneedle Investments	Col Contran Core I3	**	$1,220,185
	Columbia Threadneedle Investments	Col SEL Mid CP VL I3	**	$1,131,814
	Franklin Templeton Investments	Franklin Growth R6	**	$1,367,662
	American Funds U.S. Government Securities Fund	AF US Govt SEC R6	**	$176,733

	Common collective trusts
	Putnam Investments	Putnam Stable Value Fund	**	$1,620,086

	Company stock
*	Exact Sciences Corporation Common Stock	Company stock	**	$46,895,468
*	Exact Sciences Corporation	Stock Purchase Account	**	$1,354
	Investments, at fair value			$134,672,455

*	Loans to participants	Interest rates ranging from 6.5% to 7.5% due between 2020 and 2029	—	$600,379

	Total			$135,272,834

* Party-in-interest to the Plan
** Participant directed investment, cost not required to be reported.

See accompanying notes to the financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Exact Sciences Corporation 401(k) Plan Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

EXACT SCIENCES CORPORATION 401(K) PLAN

By:	/s/ Kyle Stacey
Kyle Stacey
Authorized Plan Representative

Date: June 29, 2020

EXHIBIT INDEX

Exhibit Index No.	Description

23.1	Consent of Independent Registered Public Accounting Firm